SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)



                        MEDICAL TECHNOLOGY SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  5846 2R 505
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               DECEMBER 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5846 2R 505                  13G                  Page 2 of 3 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     GERALD COUTURE

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           19,229
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          247,299
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         19,229
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            247,299
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   266,528
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   5.7%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                   IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 5846 2R 505                  13G                  Page 3 of 3 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          266,528
          ______________________________________________________________________

     (b)  Percent of class:

          5.7%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote        19,229
                                                        _______________________,


          (ii)  Shared power to vote or to direct the vote      247,299
                                                          _____________________,


          (iii) Sole power to dispose or to direct the disposition of  19,229
                                                                     __________,


          (iv)  Shared power to dispose or to direct the disposition of  247,299
                                                                        ________



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

As a result of his sales of 2,000, 8,000 and 50,000 shares of common stock on February 5, 6, and 13, 2004, respectively, the reporting person's interest in the issuer has dropped below 5% to 4.4%. As a result, the reporting person's
Schedule 13G filing requirement has terminated.
_______________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   FEBRUARY 27, 2004
                                        ----------------------------------------
                                                        (Date)


                                                /s/ GERALD COUTURE
                                        ----------------------------------------
                                                      (Signature)


                                                GERALD COUTURE
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).